

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 23, 2007

Ms. Jennifer A. Miller
Chief Accounting Officer
Croff Enterprises, Inc.
3773 Cherry Creek Drive North, Suite 1025
Denver, CO 80209

> **Re:** **Croff Enterprises, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 28, 2007**
> **File No. 000-16731**

Dear Ms. Miller:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Oil and Natural Gas Reserves, page 8

1.   We note on page 9 that you disclose cash provided from operations before tax. This measure appears to be a non-GAAP financial measure as defined in Regulation G. Therefore, please reconcile this measure to your cash flows from operating activities as presented on page F-7 and provide the disclosures set forth in Item 10(e) of Regulation S-K.

2.   We note that you disclose pre-tax present value 10% of estimated proved reserves on page 16. We consider this disclosure to be a non-GAAP measure. As such, please provide all disclosures required by Item 10(e) of Regulation S-K. The disclosures should include a reconciliation to the most direct comparable GAAP financial measure, which would be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.

Selected Financial Data, page 22

3.   We note here and in your statement of operations on page F-5 you have classified the loss on sale of marketable equity securities, the gain on sale of equipment, interest income and other income as items of revenue. These items do not appear to be inflows from the delivery or production of goods, services or other activities that constitute your ongoing operations. As such, these items should be classified as other income or expense items and not revenues. Please refer to Rule 5-03 (b) of Regulation S-X and paragraph 78 of FASB Concept Statement No. 6 for further guidance.

Controls and Procedures, page 27

4.   Please disclose whether there have been any changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please refer to Section II.F.3 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Notes to Financial Statements, page F-8

Note 6. Income Taxes, page F-17

5.   We note that your income tax provision for 2005 of $82,478 represents
        approximately 22% of your pre-tax income of $372,365. Please reconcile this
        ratio with your effective tax rate for 2005 of 5.88%, as you present in the table on
        page F-17. In addition, please disclose the components of deferred tax liabilities
        and assets as of each balance sheet date. Refer to paragraph 43 of SFAS 109 for
        additional guidance.

Supplemental Information – Disclosures About Oil and Gas Producing Activities, page
F-20

6.   We note that you have excluded impairment charges from the results of
        operations from producing activities on page F-21. Please revise to include
        impairment charges in the results of operations for oil and gas producing
        activities. Refer to paragraphs 24 and 27 of SFAS 69 for additional guidance.

7.   In your table of costs incurred in oil and gas producing activities on the bottom of
        page F-23, please disclose separately those costs attributable to property
        acquisition, exploration, and development activities. Refer to paragraph 21 and
        Illustration 2 of SFAS 69 for additional guidance.

Engineering Comments

Properties, page 13

8.   On page 15, you disclose that your proved reserve estimates were performed by
        an independent engineer. Please amend your document to identify the engineer as
        required by paragraph 4B. of the instructions to Item 102 of Regulation S-K.

Supplemental Information – Disclosures About Oil And Gas Producing Activities –
Unaudited, page F-19

Proved Oil and Gas Quantities, page F-23

9.   We note the significant positive revisions to your proved oil and gas reserves for
        year-end 2006. Please amend your document to disclose the causes for these
        increases as prescribed by Financial Accounting Standard 69, paragraph 11.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief